May 1, 2006
Mail Stop: 4561

By U.S. Mail and facsimile to (760) 202-1094

Mr.Dempsey K. Mork, Chief Executive Officer
Animal Cloning Sciences, Inc.
69930 Highway 111, Suite 100
Rancho Mirage, CA  92270

Re:	Animal Cloning Sciences, Inc.
Item 4.01 Form 8-K
      Filed April 13, 2006
File No. 000-22934

Dear Mr. Mork:

      We have reviewed your response letter dated April 28, 2006 and have the following additional comment.

Form 8-K Item 4.01

1. Please amend your Form 8-K/A to include a revised letter from your
former auditor addressing your revised disclosure (filed May 1,
2006)
as an exhibit 16 to your Form 8-K/A. Refer to Item 304(a)(3) of Regulation S-B. We note that the former accountant`s letter filed as exhibit 16 in your amended 8-K/A is dated April 18, 2006 and refers to the original Form 8-K filed on April 13, 2006.

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment, indicates your intent to include the requested disclosure in future filings, and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Paula Smith, Staff Accountant at (202) 551-
3696
if you have questions regarding comments on the financial statements and related matters.

			Sincerely,



									Paula Smith
									Staff Accountant
Mr. Dempsey K. Mork, Chief Executive Officer
Animal Cloning Sciences, Inc.
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